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                          August 30, 2022

       Rom Papadopoulos
       Chief Financial Officer
       Viveon Health Acquisition Corp.
       c/o Gibson, Deal & Fletcher, PC
       Spalding Exchange
       3953 Holcomb Bridge Road, Suite 200
       Norcross, GA 30092

                                                        Re: Viveon Health
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 19,
2022
                                                            File No. 001-39827

       Dear Mr. Papadopoulos:

              We have reviewed your August 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2022 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Exhibits 31.1 and 31.2, page 35

   1. Please amend your Form 10-Q as of March 31 and June 30, 2022 to provide the corrected wording in Exhibits
31.1 and 31.2 as done in your Amendment no. 1 to Form 10-K. We reissue our prior
comment.
 Rom Papadopoulos
FirstName LastNameRom
Viveon Health AcquisitionPapadopoulos
                         Corp.
Comapany
August 30, NameViveon
           2022         Health Acquisition Corp.
August
Page 2 30, 2022 Page 2
FirstName LastName
       You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at
(202) 551-3486 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences